FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

CLP Holdings Limited
(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Preliminary Announcement of Annual Results as from 1 January 2002 to 31 December 2002 and Notice of Annual General Meeting issued on 24 February 2003 and published in Hong Kong newspapers on 25 February 2003.

Remarks:

The financial information relating to the financial year ended 31 December 2002 set out in the Preliminary Announcement does not constitute the Group's statutory financial statements for the year ended 31 December 2002, but is derived from those financial statements. Further information regarding the operations and results of CLP Holdings Limited for the financial year ended 31 December 2002 will be included in the Annual Report on Form 20-F for the year ended 31 December 2002 to be filed with the U.S. Securities and Exchange Commission.

CLP Holdings Limited

Preliminary Announcement of
Annual Results as from 1 January 2002 to 31 December 2002

CHAIRMAN’S STATEMENT

CLP’s vision is to be a leading investor-operator in the Asia-Pacific electricity power sector. We aim to build on and exploit the skills and reputation which the Company has established over the past century — initially in Hong Kong and, in more recent years, the Chinese mainland and the wider Asia-Pacific region.

In turning this vision into reality, our mission is to benefit all our key stakeholders through the:

•	enhancement of shareholder value;

•	delivery of world-class products and services of good value to our customers;

•	provision of a safe, healthy and fulfilling working environment for our employees;

•	contribution we can make to the economic and social development of the communities in which we operate; and

•	responsible management of the environmental impact of all our operations and projects.

Behind this mission lies a longstanding corporate culture of integrity, fair dealing and sound financial management. Recent events in the global corporate world have illustrated the constant importance of high standards of corporate governance, ethical behaviour and accounting discipline. In this year’s Annual Report, we have sought to explain our financial and business performance and to demonstrate that CLP cares how our results are achieved, not just that they are achieved. Your Board believes that this is essential to making CLP an investment of choice for shareholders and a partner of choice for all our stakeholders, whether these be our customers, employees or business partners and to confirming our standing as a valued corporate citizen in all the communities in which we operate.

This year’s results reflect the careful stewardship of the Company’s affairs by the Board and Management and the collective and dedicated efforts of all our staff. We will continue to work with diligence and prudence to deliver sustainable value for our shareholders, and to justify the trust and confidence that all our stakeholders place in CLP.

FINANCIAL HIGHLIGHTS

For the year ended 31 December 2002, the Scheme of Control (SoC) earnings grew 7.2% to HK$5,814 million (2001: HK$5,422 million), as a result of CLP Power’s ongoing investment in its transmission and distribution network to expand and improve services to customers. Earnings from non-SoC activities increased from HK$461 million in 2001 to HK$890 million, which reflected improved performance of overseas power project investments. It should be noted that the risk/reward profile of the investments in non-SoC activities is more volatile than that of Hong Kong SoC business.

After deducting unallocated Group expenses, the Group operating earnings improved by 12.9% to HK$6,533 million (2001: HK$5,789 million).

Total earnings for 2002 were HK$7,079 million, a reduction of HK$178 million as compared to HK$7,257 million for 2001. The lower total earnings were due to reduced contribution from property. In 2001, the profit from Hok Un Redevelopment amounted to HK$1,468 million. In 2002, the profit from Hok Un Redevelopment and the sale of former staff quarters amounted to HK$546 million.

Operating earnings per share and total earnings per share increased by 16.3% to HK$2.71 (2001: HK$2.33) per share and 0.7% to HK$2.94 (2001: HK$2.92) per share respectively, as compared with last year. The earnings per share growth figures are higher than the earnings growth figures because of the full year effects of share repurchases during 2001 (76 million shares) and share repurchases in 2002 (13 million shares).

BUSINESS REVIEW

CLP in Hong Kong

In order to enhance our plant performance, supply quality and reliability, as well as to provide for demand created by new towns and infrastructure development projects in our supply area, CLP carried out a capital works programme amounting to HK$5.3 billion. Major projects included the Castle Peak Power Station refurbishment projects, Tseung Kwan O to Tai Wan 1000MVA 400kV Circuit, 2nd Yau Ma Tei to Tai Wan 700MVA Circuit and Hung Hom Bay Bulk Substation. CLP also invested HK$523 million in customer services and other supporting facilities.

CLP’s reliability is amongst the best when compared to the USA, UK, Australia and New Zealand. In 2002, our supply reliability was above 99.99%. With the Distribution Management Systems in place since October 2000, our system reliability and customer services have been enhanced. With 2,313 Remote Terminal Units installed and commissioned in 2002, real time monitoring as well as remote control capability of the distribution network have been strengthened.

In 2002, we announced a tariff freeze for 2003 and a rebate package amounting to HK$910 million to all our customers in Hong Kong. Tariff levels have now been frozen since 1998.

CLP has maintained a high level of efficiency as a result of enhanced productivity programmes and cost reductions.

We continue to benchmark our performance against other utility companies and market leaders around the world.

To further enhance the efficiency of planning, construction and maintenance of power network assets, CLP has introduced the Enterprise Work Management System. When officially implemented in early 2003, the system will be able to manage more than 280,000 pieces of network equipment and over 6,000 projects per year.

CLP in the Chinese mainland

During the year, CLP’s focus was on the management of its existing joint ventures and the completion of the Guizhou Anshun II project in western China.

Guangdong Nuclear Power Joint Venture Company, Limited

The Guangdong Daya Bay Nuclear Power Station continued to operate smoothly with high level of safety and reliability. In 2002, a total of 14,116GWh of electricity (2001: 14,365GWh) was sent out by the Nuclear Power Station.

Hong Kong Pumped Storage Development Company, Limited

In 2002, the pumped storage units at Conghua, Guangzhou generated 285 GWh for CLP with an overall efficiency above 75%, similar to the level achieved in 2001.

Shandong Zhonghua Power Company

Construction of the Heze II and Liaocheng Power Stations progressed well, meeting the quality requirements, within budget and ahead of schedule. Heze II Unit 1 is being prepared for commercial operation, while Heze II Unit 2 is undergoing performance and environmental tests. Liaocheng Unit 1 completed 168-hour reliability tests and is being prepared for performance tests.

CLP Guohua Power Company Limited

During the year, tariffs for Beijing Yire, Sanhe, and Panshan Power Stations were approved and implemented. Total electricity sold by the three power plants for the year ended 31 December 2002 was 10,406GWh and heat sales totalled 7.7 million gigajoules.

Guizhou CLP Power Company Limited

The joint venture company, Guizhou CLP Power Company Limited, was incorporated in September 2002 to construct and operate the Guizhou Anshun II Project. This is the first power project in the Chinese mainland in which CLP holds a majority share (70%). The power station is now under construction.

CLP in the Asia-Pacific Region

CLP has achieved encouraging results in 2002 in the Asia-Pacific electricity business. However, it should be noted that the Group’s investment in this region may be subject to some volatility due to the nature of the business environment.

In November 2002, CLP reached agreement with Powergen to acquire all of Powergen’s remaining interests in GPEC, Yallourn Energy and BLCP. Completion of the acquisition is subject to certain consents from lenders and relevant regulatory authorities.

Ho-Ping Power Company Limited, Taiwan

Ho-Ping Power Company Limited, in which CLP holds an interest of 40% in partnership with Taiwan Cement Corporation, completed construction of the Ho-Ping power station project and achieved commercial operation of the plant on schedule and within budget.

Yallourn Energy Pty Limited (Yallourn Energy), Australia

Yallourn Energy completed the process of contracting out its mine operations and maintenance activities, which has been a strategic objective aimed at improving the performance of the asset. At the same time, considerable progress was made in the introduction of new mining technology and in the plans to extend the life of the mine. Yallourn Energy has also started the upgrade of the instrumentation and control systems at the power station.

Gujarat Paguthan Energy Corporation Private Limited (GPEC), India

CLP completed the acquisition from Powergen of an 80% share in the 655MW GPEC combined cycle power station. GPEC has secured a new gas supply, which has enabled the plant to operate efficiently to meet the Gujarat system requirements.

BLCP Power Limited (BLCP), Thailand

In January 2003, CLP acquired an additional 10% interest in the BLCP coal-fired development project, making a total interest of 50% in the project, which is being developed in partnership with Banpu.

CLP Leveraging off its Assets

Property Business

The redevelopment of the former power station at Hok Un, named Laguna Verde, is now in its final stages, with over 90% of the residential units in the redevelopment having been sold. CLP also sold Ellyridge, a surplus staff quarters site, in Ho Man Tin Hill, Kowloon for HK$410 million.

Telecommunications

2002 has been another difficult year for telecommunications business globally. Following a strategic review of its business model, in light of competitive market conditions, CLP TeleCom partnered with Cheung Kong Enterprises Limited to launch a new broadband service using powerline carrier technology. CLP’s retail operations carried on under the “Oxygen” brand were transferred into this new joint venture, PowerCom Network Hong Kong Limited, in which CLP owns a 19% interest.

FINANCIAL RESULTS

The financial results cover the year ended 31 December 2002 with the comparative figures of the corresponding previous year.

				Increase/
		2002	2001	(Decrease)
	Note	HK$M	HK$M	%

Turnover	2	26,134	24,999	4.5

Expenses
Purchases of electricity from CAPCO		10,191	9,815
Purchases of electricity from Daya Bay		4,976	5,013
Pumped storage service fee		419	424
Staff expenses		945	929
Other net operating costs		1,331	1,246
Depreciation		1,749	1,624

		19,611	19,051

Property disposal gain	3	313	—

Operating profit	2	6,836	5,948	14.9
Finance costs		(189)	(187)
Finance income		33	29
Hok Un redevelopment profit	3	282	1,752
Share of profits less losses of jointly controlled entities		2,976	2,339
Share of profits less losses of associated companies		86	71

Profit before taxation		10,024	9,952
Taxation	4	(1,302)	(1,189)

Profit after taxation		8,722	8,763	(0.5)

Transfers under Scheme of Control from/(to)
Development fund		(1,420)	(1,201)
Special provision account		96	—
Rate reduction reserve		(319)	(305)

		(1,643)	(1,506)

Earnings
Scheme of Control earnings		5,814	5,422	7.2
Non-Scheme of Control operating earnings		890	461	93.1
Unallocated net finance (costs) / income		(54)	11
Unallocated Group expenses		(117)	(105)	11.4

Group operating earnings		6,533	5,789	12.9
Hok Un redevelopment profit and property disposal gain	3	546	1,468

Total earnings	5	7,079	7,257	(2.5)

				Increase/
		2002	2001	(Decrease)
	Note	HK$M	HK$M	%

Dividends
Interim dividends paid
Ordinary		2,746	2,605
Final dividends
Ordinary		1,228	1,059
Special		554	1,469

		4,528	5,133

Earnings per share, HK$	6
Including Hok Un redevelopment and property disposal gain		2.94	2.92	0.7
Excluding Hok Un redevelopment and property disposal gain		2.71	2.33	16.3

Dividends per share, HK$	7
Ordinary dividends
Interim dividends		1.14	1.05
Final dividend		0.51	0.44

		1.65	1.49	10.7
Special final dividend		0.23	0.61

Total dividends paid and proposed		1.88	2.10	(10.5)

Electricity sold, kWh millions
Kowloon and New Territories		27,712	26,950	2.8
Including sales to Chinese mainland		29,887	28,531	4.8

System maximum demand, MW
Kowloon and New Territories		5,829	5,844	(0.3)
Including sales to Chinese mainland		6,897	7,062	(2.3)

Consolidated Balance Sheet

	Note	2002	2001

		HK$M	HK$M
			(Restated)
CAPITAL EMPLOYED
Fixed assets		36,550	33,577
Investments in jointly controlled entities	8	18,855	15,786
Investment in associated companies	9	1,448	1,230
Investment securities	10	287	731
Employee retirement benefit plan assets	1	1,138	1,194

		58,278	52,518

Current assets
Deposits, bank balances and cash		516	80
Other investments	10	671	—
Stores		67	43
Trade and other receivables	11	1,256	1,581

		2,510	1,704
Current liabilities
Customers’ deposits		(2,684)	(2,450)
Short-term loans and current portion of long-term loans and other borrowings		(570)	(1,499)
Fuel clause account		(512)	(448)
Taxation payable		(196)	(166)
Trade and other payables	12	(3,091)	(2,678)

		(7,053)	(7,241)

Net current liabilities		(4,543)	(5,537)

Total assets less current liabilities		53,735	46,981

REPRESENTED BY
Share capital		12,041	12,107
Share premium	13	1,164	11,281
Reserves	1	21,800	9,252
Proposed dividends		1,782	2,528

Shareholders’ funds		36,787	35,168
Long-term loans and other borrowings		8,727	4,068
Deferred taxation		3,721	3,391
Development fund		3,372	3,177
Special provision account		670	766
Rate reduction reserve		458	411

		53,735	46,981

Notes :

(1)	The accounting policies used in the preparation of the accounts for the year ended 31 December 2002 were consistent with those for the year ended 31 December 2001 with suitable amendments to reflect the adoption of Hong Kong Statement of Standard Accounting Practice (SSAP) No. 34 “Employee Benefits” issued by the Hong Kong Society of Accountants which became effective from 1 January 2002.

On 1 January 2002, the Group adopted SSAP No. 34 and classified its two retirement benefit schemes as defined benefit schemes. These retirement benefit schemes are established under trust with the assets held separately from those of the Group in trustee-administered funds.

The excess of plan assets over the present value of benefit obligations available to the Group was recognised and recorded as a prior year adjustment to the Reserves account as required by the transition rules of SSAP No. 34.

(2)	Turnover represents sale of electricity, other electricity-related revenue, property income, supply and maintenance services. Sale of electricity is based on actual and accrued consumption derived from meters read during the year. Other revenue is recognised when services are rendered or sales are completed.

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the year by principal activities and geographical segments is as follows:

			Operating		Profit/(Loss) Before
	Turnover		Profit/(Loss) (A)		Financing and Taxation(B)

	2002	2001	2002	2001	2002	2001
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

By principal activities
SoC business	25,844	24,806	7,147	6,419	8,719	7,910
Power projects outside Hong Kong	35	17	(214)	(211)	1,299	706
Telecom business	71	9	(175)	(192)	(182)	(192)
Other businesses	184	167	195	37	461	1,791
Unallocated Group expenses	—	—	(117)	(105)	(117)	(105)

	26,134	24,999	6,836	5,948	10,180	10,110

By geographical segments
Hong Kong	25,118	24,273	7,119	6,239	8,925	9,465
Chinese Mainland	977	706	(70)	(69)	1,042	1,068
Asia-Pacific Region	36	18	(96)	(110)	330	(311)
Unallocated items	3	2	(117)	(112)	(117)	(112)

	26,134	24,999	6,836	5,948	10,180	10,110

(A)	Operating Profit / (Loss) is stated before taking into account the Group’s share of the results of jointly controlled entities and associated companies.

(B)	Profit / (loss) Before Financing and Taxation is stated after taking into account the Group’s share of the results of jointly controlled entities and associated companies.

(3)	During the year, the Group recorded its share of profit arising from the sale of remaining units of Phases 4 and 5 of Laguna Verde, the former power station site at Hok Un, Kowloon and the gain from sale of a property formerly used as staff quarters in Ho Man Tin Hill. A special final dividend has been proposed in respect of such profits.

(4)	The charge for taxation includes profits tax both within and outside Hong Kong on estimated assessable profits and deferred taxation arising from timing differences attributable to accelerated depreciation allowances. Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits. Taxes on profits assessable outside Hong Kong have been provided at the applicable tax rates.

	2002		2001

	HK$M		HK$M
Company and Subsidiary companies
— Hong Kong
current	769	*	498
deferred	330		281
— outside Hong Kong
current	8		7

	1,107		786

Jointly controlled entities
— Hong Kong
current	261		263
deferred	(203	)*	25
— outside Hong Kong
current	135		115

	193		403

Associated companies
— outside Hong Kong
current	2		—

	1,302		1,189

*	including deferred tax of HK$193 million crystallised in a jointly controlled entity and transferred to a subsidiary company.

(5)	The contribution of each major activity to the Group earnings is analysed as follows:

	2002		2001		Increase/
					(Decrease)
	HK$M	HK$M	HK$M	HK$M	%

Scheme of Control earnings		5,814		5,422	7.2
Non-Scheme of Control operating earnings
Income from power projects outside Hong Kong	1,150		576
Sales to the Chinese mainland	64		44
Telecom business	(182)		(192)
Other businesses	(142)	890	33	461

Unallocated net finance (costs) / income		(54)		11
Unallocated Group expenses		(117)		(105)

		6,533		5,789	12.9
Hok Un redevelopment profit and property disposal gain		546		1,468

Group earnings attributable to shareholders		7,079		7,257	(2.5)

(6)	The 2002 earnings per share figures are based on the weighted average number of shares in issue of 2,408,783,296. The 2001 earnings per share figures are based on the weighted average number of shares in issue of 2,486,582,809 after the capitalisation issue made on 23 April 2001 of one share for every five shares held.

(7)	The first, second and third interim dividends of HK$0.38 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2001: three interim dividends of HK$0.35 per share each).

(8)	Investments in jointly controlled entities as at 31 December 2002 included current year’s acquisition of the 80% interest in the joint venture on a power station in Gujarat, India and the 70% interest in the joint venture on Anshun II Power Project in Guizhou, China.

(9)	Investment in associated companies as at 31 December 2002 included the 19% interest in PowerCom Network Hong Kong Limited.

(10)	During the year, the Group reclassified its 5% interest in YTL Power International Berhad from investment securities to other investments in current assets.

(11)	In trade and other receivables, there were trade receivables of HK$605 million (2001: HK$966 million) of which HK$573 million (2001: HK$937 million) was receivable in 30 days. CLP Power’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 13 to 15 working days after issue. Customers’ receivable balances are secured by cash deposits or bank guarantees.

(12)	In trade and other payables, there were trade payables of HK$1,404 million (2001: HK$1,344 million) of which HK$1,341 million (2001: HK$1,318 million) was payable in 30 days.

(13)	During the year, CLP Holdings undertook a restructuring of its balance sheet by the reduction of the Share Premium account. Following approval by shareholders at the Extraordinary General Meeting in April 2002 and confirmation from the High Court, the reduction of the Share Premium account became effective on 7 June 2002. As a result, HK$10,116,789,910 was transferred from the Share Premium account to the distributable reserve of the Company on the same day.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

As at 31 December 2002, the Group had liquid funds of HK$516 million (at 31 December 2001: HK$80 million), all of which were denominated in HK dollars.

Financing facilities totalling HK$17.2 billion (HK$33.8 billion for CLP Group and CAPCO combined) were available, of which HK$9.3 billion (HK$21.1 billion for CLP Group and CAPCO combined) had been drawn down.

The Group adopts a prudent approach on financial arrangements while at the same time aiming to achieve cost efficient funding. In the second quarter of 2002, CLP Power (the Group’s subsidiary company) set up a Medium Term Note Programme (the Programme) through its wholly-owned subsidiary company CLP Power Hong Kong Financing Limited. Under the Programme, notes in aggregate amount of up to US$1.5 billion may be issued which will be unconditionally and irrevocably guaranteed by CLP Power. In May 2002, US$300 million 6.25% fixed rate notes due 2012 were issued under the Programme. In addition, during the last quarter of 2002, CAPCO arranged re-financing of HK$2.3 billion equivalent loans at lower interest rates.

STAFF AND DEVELOPMENT

On 31 December 2002, the Group employed 4,303 staff, of whom 3,865 were employed by CLP Power. Total remuneration for the year ended 31 December 2002 was HK$2,046 million, including retirement benefits cost of HK$134 million. The Group’s remuneration policies are to attract, retain and motivate high performing staff.

CLP is committed to nurturing a learning culture throughout the organisation. We provide assistance and guidance to our employees in their quest for broader knowledge. A structured process is in place to proactively identify, manage and develop high potentials to ensure a continuum of competent leadership over time for all key positions.

CORPORATE GOVERNANCE

The Accounts for the year have been reviewed by the Audit Committee of the Board. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules throughout the year. Further details on the subject of corporate governance and a summary of the terms of reference of each of the Committees appointed by the Board are set out in the Annual Report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

During the year, the Company repurchased a total of 13,240,500 shares of HK$5.00 each of the Company on The Stock Exchange of Hong Kong Limited at an aggregate price of HK$396 million. All of the shares repurchased up to 31 December 2002 have been cancelled. The repurchases were effected by the Directors for the enhancement of long-term shareholder value. Details of the repurchases are set out below:

PURCHASE PRICE PER SHARE

MONTH/	NUMBER OF SHARES			AGGREGATE
YEAR	REPURCHASED	HIGHEST	LOWEST	PURCHASE PRICE

		(HK$)	(HK$)	(HK$)
January 2002	13,240,500	30.00	29.50	395,817,225

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company’s listed shares during the year.

FINAL DIVIDENDS

The Board has recommended a final dividend of HK$0.51 per share, and a special final dividend (out of Hok Un redevelopment profit and property disposal gain) of HK$0.23 per share (2001: ordinary final dividend of HK$0.44 per share and special final dividend of HK$0.61 per share) for approval by shareholders at the Annual General Meeting to be held on 5 May 2003. Together with the three interim dividends paid during the year, the total dividend amounts to HK$1.88 per share. The Board anticipates that three interim dividends will be payable in 2003.

The final dividend and the special final dividend will be payable on all shares of HK$5.00 each in issue as at 24 April 2003 after deducting any shares repurchased and cancelled up to 23 April 2003. As of 31 December 2002, 2,408,245,900 shares of HK$5.00 each were in issue after deducting 13,240,500 shares repurchased and cancelled during the year. If approved, the final dividend and the special final dividend totalling HK$0.74 per share will be payable on 6 May 2003 to shareholders registered as at 5 May 2003.

The Register of Shareholders will be closed from 24 April 2003 to 5 May 2003, both days inclusive. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Wednesday, 23 April 2003.

The Hon. Michael D. Kadoorie
Chairman
Hong Kong, 24 February 2003

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Company’s website at www.clpgroup.com and the website of the Stock Exchange of Hong Kong on 10 March 2003. The Annual Report and the Notice of Annual General Meeting will be despatched to shareholders on 28 March 2003.

CLP Holdings Limited (incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the fifth Annual General Meeting of Shareholders of CLP Holdings Limited (the Company) will be held at The Peninsula, Salisbury Road, Kowloon, Hong Kong, on Monday, 5 May 2003, at 11:00 a.m. for the following purposes:

(1)	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002.

(2)	To declare a final dividend and a special final dividend.

(3)	To elect Directors.

(4)	To re-appoint Auditors and authorise Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without modification the following Resolutions:

As a Special Resolution

(5)	“That the Articles of Association of the Company be and are hereby amended in the following respects:

(a)	by adding the following definitions in Article 2 immediately after the definition of “Board”:

“Electronic Communication”	A communication sent by electronic transmission in any form through any medium.

“Entitled Person”	An “entitled person” as defined under section 2(1) of the Companies Ordinance.

(b)	by adding the following definition in Article 2 immediately after the definition of “Register”:

“Relevant Financial Documents”	The “relevant financial documents” as defined under section 2(1) of the Companies Ordinance.

(c)	by adding the following definition in Article 2 immediately after the definition of “Stock Exchange”:

“Summary Financial Report”	The “summary financial report” as defined under section 2(1) of the Companies Ordinance.

(d)	by deleting the definitions “in writing” and “written” in Article 2 and substituting therefor the following:

“in writing” and “written” shall include printing, lithograph, xerography, photography or other modes of representing or reproducing words in a permanent visible form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an Electronic Communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form.

(e)	by adding the following paragraph to the end of Article 2:

References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document or notice, to the extent permitted by and in accordance with the Statues and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(f)	by deleting Article 145 and substituting therefor the following:

145	(A)	Subject to Article 145(B), a copy of the Relevant Financial Documents and/or a copy of the Summary Financial Report (where the recipient has, in accordance with and if required by the Statutes and other applicable laws, rules and regulations, consented or is deemed to have consented to receiving the Summary Financial Report in place of the Relevant Financial Documents) shall, not less than twenty-one clear days before the relevant General Meeting, be delivered or sent by post to the registered address of every Entitled Person and to the Auditors and the required number of copies of each of the Relevant Financial Documents and the Summary Financial Report, if published, shall at the same time be forwarded to the Stock Exchange.

	(B)	Subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from any Entitled Person (a “Consenting Person”) and/or for giving a Notice of Publication (as defined in Article 148) to any such Consenting Person, the Company may treat the publication of the Relevant Financial Documents and/or the Summary Financial Report (as the case may be) on the Company’s computer network, to which such person may have access, throughout the period beginning not less than twenty-one clear days before the relevant General Meeting, as discharging the Company’s obligation to send to him a copy of such documents under Article 145(A).

(g)	by deleting Article 148 and substituting therefor the following:

148(1)	Subject to Article 148(2) any notice, document or other publication by the Company (including any “corporate communication” as defined in the Listing Rules) may be given or issued by the following means:

(A)	by serving it personally on the relevant person;

(B)	by sending it through the post in a prepaid envelope or wrapper addressed to a member at his registered address as appears in the Register (or in the case of other person, to such address as he may provide under Article 150);

(C)	by delivering or leaving it at such address as aforesaid;

(D)	by placing an advertisement in English in at least one English language newspaper or publication and in Chinese in at least one Chinese language newspaper or publication, being in each case a newspaper or publication specified in the list thereof issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance (Chapter 32) (including any statutory modification or re-enactment thereof) by the Chief Secretary for Administration for such period as the Board may think fit;

(E)	by sending or transmitting it as an Electronic Communication to the relevant person at such electronic address as he may provide under Article 150, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person;

(F)	by publishing it on the Company’s computer network to which the relevant person may have access, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person and/or for giving notification to any such person stating that the notice, document or publication is available on the Company’s computer network (a “Notice of Publication”); or

(G)	by sending or otherwise making it available to such person through such other means to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations.

(2)	Any Notice of Publication may be given or issued by any of the means mentioned in Article 148(1), other than the means specified in paragraph (F) thereof.

(h)	by deleting Article 150 and substituting therefor the following:

150	Every member of and holder of debentures of the Company or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles shall register with the Company an address either in Hong Kong or elsewhere and/or an electronic address to which notices can be served upon him and if any such person shall fail to do so, notice may be served on such person by sending the same in any of the manners mentioned to his last known registered address or electronic address, or if there is none, a notice displayed in the Office shall be deemed to be well served on him at the time when it is first so displayed.

(i)	by deleting Articles 151 and 152 and substituting therefor the following:

151	Any notice, document or other publication (including any “corporate communication” as defined in the Listing Rules) given or issued by or on behalf of the Company:

(A)	if served by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice, document or publication was properly addressed, prepaid and put into such post office and a certificate in writing signed by the Secretary or other officer of the Company that the envelope or wrapper containing the notice, document or publication was so addressed, prepaid and put into the post office shall be conclusive evidence thereof;

(B)	if sent or transmitted as an Electronic Communication, shall be deemed to have been served at the time when the notice, document or publication is transmitted electronically provided that no notification that the Electronic Communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice, document or publication being served;

(C)	if published on the Company’s computer network, shall be deemed to have been served on the day on which the notice, document or publication first so appears on the Company’s computer network to which the relevant person may have access or the day on which the Notice of Publication is deemed to have been served or delivered to such person under these Articles, whichever is later;

(D)	if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company that the notice, document or publication was so served or delivered shall be conclusive evidence of the service or delivery; or

(E)	if published as an advertisement in a newspaper or other publication permitted under Article 148(1)(D), shall be deemed to have been served on the day on which the advertisement first so appears.

(j)	by deleting the words “by post to, or left at, the registered address of any member” in the first line of Article 153 and substituting therefor the words “to any member in such manner as provided in Article 148” and by renumbering Article 153 to Article 152;

(k)	by adding immediately after the word “address” in the third line of Article 154 the words “(including electronic address)” and by renumbering Article 154 to Article 153; and

(l)	by adding immediately after the existing Article 154 (which is to be renumbered to Article 153) the following new Article 154:

154	Subject to any applicable laws, rules and regulations and the terms of these Articles, any notice, document or publication, including but not limited to the documents referred to in Article 145 and any “corporate communication” as defined in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.”

As Ordinary Resolutions

(6)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(8)	“That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6).”

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 24 February 2003

EXPLANATORY NOTES TO THE NOTICE

1.	A Shareholder entitled to attend and vote at the Meeting convened by the above Notice is entitled to appoint not more than two proxies to attend and vote in his stead. The proxy need not be a Shareholder of the Company.

2.	Proxy forms for use at the Annual General Meeting are sent to Shareholders together with the Annual Report 2002. In order to be valid, proxy forms must be completed, signed and deposited at the Company’s Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting.

3.	In relation to the resolution for final dividend and special final dividend, the Board has recommended a final dividend and a special final dividend of HK$0.51 per share and HK$0.23 per share respectively. The final dividend and special final dividend totalling HK$0.74 per share are subject to Shareholders’ approval at the Annual General Meeting. The special final dividend represents the distribution of the CLP Group’s share of profit arising from the sale of remaining units of Phases 4 and 5 of Laguna Verde and the gain from sale of a property formerly used as staff quarters in Ho Man Tin Hill.

4.	The Register of Shareholders will be closed from 24 April to 5 May 2003, both days inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Wednesday, 23 April 2003.

5.	The biographical details of the Directors to be elected at the Annual General Meeting to be held on 5 May 2003 are provided in the “Board of Directors” section in CLP Holdings Annual Report 2002.

6.	In order to take advantage of flexibility now permitted under the amendments to the Companies Ordinance and the Listing Rules, the Directors propose to amend the Company’s Articles of Association as set out in Resolution (5) above to allow the Company to distribute Summary Financial Reports, if published, to shareholders who have given their consent to receive Summary Financial Reports in place of the full set of the Annual Report and Accounts, in printed form or through the Company’s computer network.

The Directors have no immediate plan to issue Summary Financial Reports and if the Board decides to do so, the consent of individual shareholders will be sought.

7.	Following the amendment to the Listing Rules in February 2002 which allows listed companies to send or otherwise make available corporate communications to shareholders through electronic means, a special resolution was passed at the Annual General Meeting on 25 April 2002 amending the Company’s Articles of Association to allow the Company, subject to the consent of the relevant recipient, to send the Company’s Interim and Annual Reports and Accounts to shareholders through electronic means.

The Directors propose to amend further the Articles of Association as set out in Resolution (5) above to clarify that corporate communications (including but not limited to Interim and Annual Reports, circulars and notices of meetings) may, subject to the consent of the relevant recipient, be sent to shareholders through electronic means.

Subject to shareholders’ approval of Resolution (5), consent of individual shareholders to receive all corporate communications through electronic means will be sought as a cost saving and environmental initiative. Shareholders are free to revert, with written notice to the Company, to receiving printed copies of corporate communications at any time free of charge.

8.	In relation to the general mandate referred to in Resolution (6) above, an ordinary resolution was passed at the Annual General Meeting held on 25 April 2002 giving a general mandate to the Directors to issue up to ten per cent of the share capital of the Company in issue. No shares have been issued pursuant to this mandate, which will lapse at the conclusion of the forthcoming Annual General Meeting, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from Shareholders to enable the Directors to issue shares.

9.	In relation to the general mandate referred to in Resolution (7) above, an ordinary resolution was passed at the Annual General Meeting on 25 April 2002 giving a general mandate to the Directors to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) up to 10 per cent of the issued share capital of the Company. Up to 24 February 2003, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming Annual General Meeting, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. The Explanatory Statement required by the Rules Governing the Listing of Securities on the Stock Exchange in relation to Resolutions (7) and (8) above accompanies the Notice convening the Annual General Meeting.

The Explanatory statement on Share Repurchase Mandate together with the Notice of Annual General Meeting are published on the Company’s website at www.clpgroup.com and the website of the Stock Exchange of Hong Kong, and will be despatched to shareholders on 28 March 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan

Name: Title:	April Chan Deputy Company Secretary

Date: 28 February 2003